24 November 2023

Coca-Cola Europacific Partners plc

(“the Company”)

Update statement on 2023 Annual General Meeting voting results

At the Company’s 2023 Annual General Meeting (“AGM”) held on 24 May 2023, all resolutions were successfully passed with the requisite majority of votes. However, in respect of resolution 24 (“Rule 9 Waiver Resolution”), we acknowledge that a number of our shareholders did not support the resolution (of votes cast, 78.07% voted in favour)

The Rule 9 Waiver Resolution related to the approval by independent shareholders of a waiver obtained from the Panel on Takeovers and Mergers in respect of an obligation that could arise on Olive Partners, S.A. ("Olive"), or any persons acting in concert with Olive, to make a general offer for all the issued ordinary share capital of the Company following any increase in the percentage of shares held by Olive, or any persons acting in concert with Olive, resulting from the exercise by the Company of the authority to purchase its own shares pursuant to resolutions 28 and 29 (which received approval from 99.78% and 98.42% of those voting respectively). The Board believes that it is in the best interests of shareholders that the Company has the flexibility to return value to shareholders through a possible future buyback programme. If the Rule 9 Waiver Resolution had not been approved, the Company would not be able to effect such buyback programmes as explained in the 2023 Notice of AGM.

Since the AGM, the Company has continued to engage where appropriate with its shareholders to address any concerns they may have. The Company has also communicated with Institutional Shareholder Services on their standing policy to recommend a vote against a Rule 9 waiver which we believe may be influencing investor decisions in this regard.

CONTACTS
Company Secretariat: Clare Wardle; T +44 20 7355 8406

Investor Relations: Sarah Willett; +44 7970 145 218

Media Relations: Shanna Wendt; T +44 7976 595 168

ABOUT CCEP

CCEP is one of the leading consumer goods companies in the world. We make, move and sell some the world’s most loved brands – serving 600 million consumers and helping 2 million customers across 30 countries grow their business. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP. For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 24, 2023	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary